

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Via U.S. Mail and Facsimile to 972-488-7299

Laurie L. Latham
Chief Financial Officer
ViewCast.com, Inc.
3701 W. Plano Parkway, Suite 300
Plano, TX 75075

> **Re:**   **ViewCast.com, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 000-29020**

Dear Ms. Latham:

We have reviewed your filings and have the following comments. Please confirm you will comply with our comments in future filings and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance, page 42

1.   Please disclose the information required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Director Compensation Table, page 46

2.   We note you disclose in the Option Awards column the compensation cost recognized in accordance with FAS 123R. However, please refer to Item 402(r)(2)(vi) of Regulation S-K and confirm you will disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

3.   Also, for each director, please disclose by footnote the aggregate number of option awards outstanding at fiscal year end. Refer to Instruction to Items 402(r)(2)(iii) and (iv) of Regulation S-K.

Summary Compensation Table, page 47

4.   Similarly, the Option Awards column discloses the compensation cost recognized in accordance with FAS 123R. However, please refer to Item 402(n)(2)(vi) of Regulation S-K and confirm you will disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Employment Agreements, page 49

5.   We note Mr. Klembara is not employed with your company any more. However, we note for 2009 he had incentive compensation opportunities under his employment agreement whereby he could earn (i) quarterly and cumulative commissions based on 2009 revenues less certain items, and (ii) additional incentive compensation based on quarterly and annual profit and revenue goals. The second paragraph on page 50 discloses the quarterly and annual profit and revenue goals. The targets for the commissions, however, are not disclosed. Please confirm you will disclose all material performance goals or targets that apply to your named executive officers.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Staff Attorney, at 202-551-2210 or Paul Fischer, Attorney-Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Paul Fischer for

Larry Spirgel
Assistant Director